NETFABRIC HOLDINGS, INC.
                                          67 FEDERAL ROAD, BUILDING A, SUITE 300
                                                           BROOKFIELD, CT  06804
                                                                  (203) 775-1178


                                  May 18, 2005


VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. William E. Bennett, Esq.

          Re:  NETFABRIC HOLDINGS, INC., FORMERLY KNOWN AS HOUSTON OPERATING
               -------------------------------------------------------------
               COMPANY, REGISTRATION STATEMENT ON FORM SB-2, FILE NO. 333-123938
               -----------------------------------------------------------------

Dear Mr. Bennett, Esq.:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended ("Securities Act"), Netfabric Holdings, Inc., formerly known as Houston Operating Company, a Delaware corporation (the "Registrant"), hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto (File No. 333-123938) (collectively the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 8, 2005. The withdrawal is necessitated by a material transaction the Company is pursuing that will radically change the description of the business of the Company in the immediate future. No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

     We intend to revise the Form 10-KSB for the period ended December 31, 2004 and future filings to reflect the comments we received from the Commission in its letter dated May 10, 2005.

     Accordingly, we request that the Commission issue an Order granting the withdrawal of the Registration Statement as soon as possible. Please do not hesitate to contact the undersigned with any questions you may have at (203) 775-1178.

                                       Very truly yours,

                                       /s/ Walter Carozza
                                       ----------------------------------
                                       Walter Carozza
                                       Chief Financial Officer

cc: Jeff Robinson, CEO
    Robert S. Matlin, Esq.